Aames Investment Corporation	350 S. Grand Avenue, 43rd Floor
Los Angeles, California 90071

John F. Madden Jr.
Executive Vice President, General Counsel
And Secretary

Direct Line: (323) 210-4871
Direct Fax: (323) 210-5026
Email: jmadden@aamescorp.com

November 2, 2005

BY EDGAR AND OVERNIGHT DELIVERY

Karen J. Garnett

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aames Investment Corporation

Registration Statement on Form S-3

File No. 333-128623

Filed on September 27, 2005

Dear Ms. Garnett:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Act”), and subject to resolution of any outstanding Staff comments, Aames Investment Corporation respectfully requests that the effectiveness of its registration statement on Form S-3 referenced above be accelerated so as to become effective on November 4, 2005 at 4:00 p.m. Washington, D.C. time or as soon as practicable thereafter.

In connection with this request, Aames Investment Corporation hereby acknowledges that

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Aames Investment from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Aames Investment may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Karen J. Garnett

November 2, 2005

Very truly yours,

/s/ John F. Madden, Jr.
John F. Madden, Jr. Executive Vice President, General Counsel and Secretary

Aames Investment Corporation • 350 S. Grand Avenue, 43rd Floor • Los Angeles, California 90071

Telephone: (323) 210-4871 • Fax: (323) 210-5026